Exhibit (a)(1)(E)

Form of Reminder Email

The PMV Pharmaceuticals, Inc. (“PMV”) offer to exchange certain outstanding stock options for new stock options (referred to as the “Offer”) currently is still open. Please note that the Offer will expire at 11:59 p.m., Eastern Time, on August 13, 2024, unless we extend the Offer. The Offer deadline will be strictly enforced, so we encourage you to give yourself adequate time to make your election if you wish to participate.

According to our records, you have not yet submitted an election for your eligible options. Participation in the Offer is completely voluntary; however, if you would like to participate in the Offer, we must receive your election electronically via PMV’s Offer website at www.myoptionexchange.com no later than 11:59 p.m., Eastern Time, on August 13, 2024 (unless we extend the Offer).

Only elections that are properly completed and submitted and actually received by PMV on or before the expiration date via the Offer website at www.myoptionexchange.com will be accepted. Elections submitted by any other means, including hand delivery, interoffice, email, U.S. mail (or other post) and Federal Express (or similar delivery service), are not permitted. If you have any questions, please direct them to Robert Ticktin, our General Counsel, by email at optionexchange@pmvpharma.com or by phone at (609) 642-6670.

This notice does not constitute the Offer. The full terms of the Offer are described in (1) the Offer to Exchange Certain Outstanding Stock Options for New Stock Options; (2) the launch email from David H. Mack, Ph.D., our President and Chief Executive Officer, dated July 16, 2024, announcing the Offer; and (3) the election terms and conditions attached to the launch email, together with its associated instructions. You may access these documents through the U.S. Securities and Exchange Commission’s website at www.sec.gov, on PMV’s Offer website at www.myoptionexchange.com, or by contacting Robert Ticktin, our General Counsel, by email at optionexchange@pmvpharma.com or by phone at (609) 642-6670.